Exhibit 99.6

CERTFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Crew Gold Corporation (the “Corporation”) on Form 40-F for the year ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James Cole, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.                                       the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                                       the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Corporation.

“James Cole”
JAMES COLE
Chief Financial Officer

July 13, 2006